UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
ElkCorp
(Name of Subject Company (Issuer))
CGEA INVESTOR, INC.
a wholly owned subsidiary of
CGEA HOLDINGS, INC.
(Names of Filing Persons—Offerors)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
287456107
(CUSIP Number of Class of Securities)
CGEA Holdings, Inc.
c/o The Carlyle Group
1001 Pennsylvania Avenue, NW, Suite 220 South
Washington DC 20004
(202) 729-5626
Attention: Glenn A. Youngkin
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Paul S. Bird, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$932,585,317.44	$99,786.63

*  The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $42.00 per share by the sum of (i) the 20,626,102 shares of common stock, par value $1.00 per share, of ElkCorp (the “Shares”), issued and outstanding as of January 12, 2007; (ii) the 1,338,365 Shares that are issuable on or prior to the expiration of this offer under outstanding stock options; and (iii) 239,964 Shares that are issuable on or prior to the completion of this Offer under outstanding Performance Share Awards.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$96,222.90	Filing Party: CGEA Investor, Inc
Form or Registration No.:	005-02742	Date Filed: January 18, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐	Check the appropriate boxes below to designate any transactions to which the statement relates.

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
(Continued on following pages)

Items 1 through 11
Item 12. Exhibits
EXHIBIT INDEX
Supplement to the Offer to Purchase
Form of Revised Letter of Transmittal
Form of Revised Notice of Guaranteed Delivery
Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
Form of Revised Letter to Clients
Form of Revised Letter to Participants in the Company's Employee Stock Ownership Plan
Form of Revised Trustee Direction Form
Press Release
Second Amended and Restated Equity Commitment Letter
Second Amended and Restated Debt Commitment Letter
First Amendment to Amended and Restated Agreement and Plan of Merger

SCHEDULE TO
     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on January 18, 2007 (the “Original TO”), by CGEA Investor, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of CGEA Holdings, Inc. (“Parent”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of ElkCorp, a Delaware corporation (the “Company”), and the associated Series A Participating Preferred Stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) at a price of $42.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated January 18, 2007 (the “Offer to Purchase”) and the related original (blue) Letter of Transmittal, as amended and supplemented by the Supplement to the Offer to Purchase, dated January 22, 2007 (the “Supplement”), and related revised (blue) Letter of Transmittal (which, together with the Offer to Purchase and the Supplement, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
     The Offer is made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007 as amended by the First Amendment thereto, dated as of January 21, 2007 (as so amended, the “Amended Merger Agreement”), among the Company, Purchaser and Parent.
     Pursuant to the Amended Merger Agreement, Purchaser has amended the Offer by offering to purchase all outstanding Shares at an increased price of $42.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the Supplement, which is attached hereto as Exhibit (a)(1)(O).
     The information in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Original Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Items 1 through 11.
     The information set forth in the Supplement is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.
Item 12. Exhibits.

(a)(1)(O)	Supplement to the Offer to Purchase, dated January 22, 2007.

(a)(1)(P)	Form of Revised Letter of Transmittal.

(a)(1)(Q)	Form of Revised Notice of Guaranteed Delivery.

(a)(1)(R)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(S)	Form of Revised Letter to Clients.

(a)(1)(T)	Form of Revised Letter to Participants in the Company’s Employee Stock Ownership Plan

(a)(1)(U)	Form of Revised Trustee Direction Form.

(a)(1)(V)	Press Release issued by the Company, Purchaser and Parent on January 22, 2007.

(b)(1)(C)	Second Amended and Restated Equity Commitment Letter, dated January 20, 2007, from Carlyle Fund IV, L.P.

(b)(1)(D)	Second Amended and Restated Debt Commitment Letter, dated January 21, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of America Securities LLC, General Electric Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(d)(1)(D)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of January 21, 2007, by and among the Company, Purchaser and Parent.

ii

     Pursuant to the Amended Merger Agreement, Purchaser has amended the Offer by offering to purchase all outstanding Shares at an increased price of $42.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the Supplement, which is attached hereto as Exhibit (a)(1)(O).
     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CGEA INVESTOR, INC.

By:	/s/ Glenn A. Youngkin

Name:	Glenn A. Youngkin
Title:	President

CGEA HOLDINGS, INC.

By:	/s/ Glenn A. Youngkin

Name:	Glenn A. Youngkin
Title:	President
Dated January 22, 2007

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EXHIBIT INDEX

(a)(1)(O)	Supplement to the Offer to Purchase, dated January 22, 2007.

(a)(1)(P)	Form of Revised Letter of Transmittal.

(a)(1)(Q)	Form of Revised Notice of Guaranteed Delivery.

(a)(1)(R)	Form of Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(S)	Form of Revised Letter to Clients.

(a)(1)(T)	Form of Revised Letter to Participants in the Company’s Employee Stock Ownership Plan

(a)(1)(U)	Form of Revised Trustee Direction Form

(a)(1)(V)	Press Release issued by the Company, Purchaser and Parent on January 22, 2007.

(b)(1)(C)	Second Amended and Restated Equity Commitment Letter, dated January 20, 2007, from Carlyle Fund IV, L.P.

(b)(1)(D)	Second Amended and Restated Debt Commitment Letter, dated January 21, 2007, from Bank of America, N.A., Merrill Lynch Capital Corporation, Banc of America Securities LLC, General Electric Capital Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

(d)(1)(D)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of January 21, 2007, by and among the Company, Purchaser and Parent.

iv